848 N. Rainbow Blvd., #2987 Las Vegas, NV, 89107

December 7, 2017

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: John Reynolds

Re:

Pacific Gold & Royalty Corp.

Registration Statement on Form 10

Filed October 4, 2017

File No. 000-32629

Dear Mr. Reynolds:

Reference is made to the letter of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 16, 2017, setting forth comments to the Registration Statement on Form 10 Amendment No 1. filed by Pacific Gold & Royalty Corp. (the “Company”) on November 7, 2017. Set forth below are the Staff’s comments, indicated in bold, and the Company’s responses.

Management’s Discussion and Analysis, page 7

Liquidity and Capital Resources, page 7

1.

We note your response to prior comment 8. Please disclose the amount and significance of any royalties relating to Nevada Rae gold that you reference in your revised disclosure.

Response: We have removed the reference from the Form 10.

The Form 10 has been updated to include the financial statements as at September 30, 2017.

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing.

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned at (647) 288-1506.

Sincerely,

/s/ Robert Landau
Robert Landau, Chief Financial Officer